August 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Crotty, Esq.

Re:	Brookdale Senior Living Inc.

Registration Statement on Form S-3

Filed August 11, 2020

File No. 333-244394

Dear Ms. Crotty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Brookdale Senior Living Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 filed on August 11, 2020 (File No. 333-244394), to 4:00 p.m., Eastern Time, on Monday, August 17, 2020, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Joseph A. Coco of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3050 and that such effectiveness also be confirmed in writing.

* * *

[Signature Page Follows]

United States Securities and Exchange Commission

August 13, 2020

Very truly yours,

BROOKDALE SENIOR LIVING INC.

By:	/s/ Chad C. White
Name:	Chad C. White
Title:	Executive Vice President, General Counsel and Secretary

cc:	Joseph A. Coco, Esq.
Michael J. Schwartz, Esq.
Blair T. Thetford, Esq.

[Signature Page to Acceleration Request Letter]